FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  1-15238

For the month of March 2003.
Total number of pages: 1 .
NIDEC CORPORATION

(Translation of registrant’s name into English)

10 Tsutsumisoto-cho, Nishikyogoku

Ukyo-ku, Kyoto 615-0854, Japan

        (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

FOR IMMEDIATE RELEASE

Nidec Corporation

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Hiroshi Toriba
Senior Director
Investor Relations
Corporate Planning
+81-75-316-3644
HIROSHI_TORIBA@notes.nidec.co.jp

Released on March 12, 2003, in Kyoto, Japan

Year-end Dividend Information

　We hereby announce the following information relating to the proposed payment of a cash dividend on our shares of common stock and American Depositary Shares (ADS) representing these shares.

1. The date of declaration of the year-end dividend:

During the middle of May 2003

2. The per share amount of the year-end dividend:

Estimated ¥10.00 (Japanese yen) per share and ¥10.00 (Japanese yen) per ADS.

3. The date of record for determination of holders entitled to receive the year-end dividend: March 31, 2003

The year-end dividend shall become due and payable after our general meeting of shareholders to be held on June 25, 2003 at which the payment will be decided.It is anticipated that holders of the ADS will receive the payments around the end of June 2003.

4. Payment date:

To be commenced from the end of June 2003

Note: Nidec’s ADSs were listed for trading on the NYSE on September 27, 2001. Additional information is available upon which the NYSE relied to list Nidec’s ADSs and it included in the listing application. Such information is available to the public upon request.